Exhibit 99.1

Immuron Completes A$5.1M Placement to US Fund

Melbourne, Australia, March 16, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases, is pleased to advise of the completion of its $5.1M private placement to a large U.S. institutional investment fund.

As previously announced, the terms of the private placement raised Immuron approximately A$5.1 million (before costs of the offer) for the issuance of 13,162,744 new ASX shares at A$0.39 per share, plus three new free-attaching options for every 5 new shares issued resulting in 7,897,647 new options being issued exercisable at A$0.468 per option, expiring 5 years from the date of issue.

The following information is provided as required under LR3.10.5A:

The Company issued 12,931,546 fully paid ordinary shares under its 10% capacity under Listing Rule 7.1A (Capacity Shares), representing part of the total number of securities issued under this private placement.

Further information as required:

a)	the dilutive effect on existing shareholders of the 10% Capacity Shares is as follows:

No. of shares on issue prior to private placement	129,615,462
Shares issued to investor under LR7.1A (Capacity Shares)	12,961,546
Dilution as a result of issue under LR7.1A	10%
Shares issued to investor under LR7.1 as part of this placement	201,198
Total number of shares now on issue	142,778,206

b)	the placement was undertaken following identified demand for shares the Company’s securities by a large US institutional investment fund. The issue price per share under the placement was $0.39, representing a 2.70% discount to the volume weighted average price (VWAP) for the 15 days on which trades of the Company’s shares were recorded on ASX ending on 13 March 2018 (data obtained from Commsec).

The private placement to one large US fund was considered the most efficient and effective method of meeting this identified demand to secure future funding for the Company’s ongoing clinical programs, support marketing initiatives surrounding the Company’s flagship product Travelan, which has already experienced significant sales growth through the first half of financial year 2018, and provide ongoing working capital for the Company.

c)	There was no underwriting agreement in relation to this placement. As joint placement agents for the offering, Joseph Gunnar & Co., LLC and H.C. Wainwright & Co. each received a 4% fee for funds raised, plus 4% option coverage for every share issued.

d)	Standard commercial legal, placement and issuances fees were payable on the offer and placement.

Further details regarding the issue of the shares are contained within the accompanying Appendix 3B.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)412 036 231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.